Exhibit 4.1

SERVICE AGREEMENT

Metso Corporation (referred to below as “Metso”) and Jorma Olavi Eloranta (010251-0578) (referred to below as “JE”) have, as of the date hereof, agreed on the position of the Chief Executive Officer of Metso, and the terms and conditions applicable thereto, as follows:

1. Assumption of Position

JE shall assume the position of the Chief Executive Officer of Metso and the President of the Metso Group, and the duties relating thereto, as of March 1, 2004.

2. Duties

JE shall perform the duties of the Chief Executive Officer of Metso and the President of Metso Group. He shall manage the business operations of Metso, and shall have responsibility for performing the duties of chief executive officer under the Finnish Companies Act. JE shall report of his actions to the Board of Directors of Metso.

3. Compensation

JE’s monetary salary shall be EUR 35,000 per month.

In addition to the monetary salary, the compensation shall include a free company car and a free phone. The monetary salary shall be reviewed annually by March 31.

In addition to the salary, JE has the right to receive a bonus based on the development of the results of the company. The Board of Directors of Metso shall decide upon the basis for bonus payment each year separately. It is the intention to confirm the bonus criteria for the year 2004 by January 15, 2004.

In addition, JE shall have the right to receive 30,000 of Metso’s 2001 options, and 100,000 of Metso’s 2003A options. JE shall not have the right to dispose of or exercise any of the 2001 options prior to March 1, 2005, and is required to return the 2001 options if his employment is terminated prior to March 1, 2005.

4. Pension and Insurance

JE’s pension level shall be 60% of his base salary and he shall retire at the age of 60. The base salary for the calculation of the pension level shall be the average monthly salary, calculated based on the compensation in accordance with the Finnish Employees Pensions Act (TEL) during the four full calendar years’ period immediately prior to the termination of employment. The additional pension scheme needed in addition to the statutory pension scheme shall be covered by a voluntary pension scheme taken from a life insurance company. JE shall be entitled to receive a free letter regarding the voluntary pension scheme. Metso Group’s executive management’s group pension insurance policies shall be applied to the pension.

JE shall be covered by the accident insurance, travel insurance and liability insurance on the same terms as the other members of the management of the company.

In addition to the general insurance policies, JE shall be covered by Metso’s management’s group life insurance policy. The policy shall cover the costs of treatment required due to an illness or accident, insurance against incapacity to work and life insurance on the terms specified in the insurance contract.

5. General Terms

The general employment term practice, applicable from time to time to the employment of clerical personnel, shall be applied to the annual vacation, sick pay and other general employment terms, provided, however, that in case JE will be incapable of working due to an illness or accident, he shall be entitled to receive full salary for the period of six months and, thereafter, half (1/2) salary for the following six months.

The annual paid vacation for the year 2004 shall be a full five weeks’ vacation.

The general rules and policies of the company in force from time to time shall be applied to employment inventions and other intellectual property.

6. Perquisite Positions

JE shall not have the right, without the prior written consent of the Chairman of the Board of Directors to be separately granted on a case-by-case basis, to participate in the activities of any other company or entity, or to enter into any other, paid or unpaid, employment or service agreement.

7. Confidentiality

JE shall not disclose to third parties any secret information concerning Metso, the foregoing having the widest meaning possible.

The confidentiality undertaking shall remain in force for five years after the termination of this service agreement.

8. Continuation of Employment

After the assumption of the duties of the Chief Executive Officer, the employment shall continue indefinitely until either party terminates it, in the case of Metso, with a six-month notice or, in the case of JE, with a three-month notice.

In the event JE terminates this service agreement for cause (a demerger of Metso is not considered to constitute such cause, provided that JE is offered a position as a Chief Executive Officer in either of the demerged parts of Metso, with terms similar to those of this agreement) for which Metso is responsible, or in the event Metso terminates this service agreement, JE shall be entitled to receive compensation corresponding to his 24 months’ salary (including monetary salary and benefits, but excluding any bonuses).

9. Counterparts

This agreement has been executed in two identical counterparts, one for each party.

In Helsinki, November 30, 2003

/s/ JORMA ELORANTA Jorma Eloranta	/s/ MATTI KAVETVUO Metso Corporation By Matti Kavetvuo, Chairman of the Board of Directors of Metso Corporation, authorized by the Board of Directors

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